UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46726

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cahn Capital Corp

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

820 Second Ave - 13C
(No. and Street)

NY	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

W. Stewart Cahn, President	212-355-0296	scahn@cahncapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T Remus CPA
(Name – if individual, state last, first, and middle name)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

02/23/2010	3598
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, W Stewart Cahn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cahn Capital Corp, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LUIS E CASADO
Notary Public - State of New York
NO. 01CA6443475
Qualified in New York County
My Commission Expires Nov 7, 2026

Signature: W. Stewart Cahn

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cahn Capital Corp.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2022

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Stockholder
Cahn Capital Corp.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Cahn Capital Corp as of December 31, 2022, and the related statements of operations, changes in shareholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Cahn Capital Corp. as of December 31, 2022 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cahn Capital Corp.'s management. My responsibility is to express an opinion on Cahn Capital Corp.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Cahn Capital Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Cahn Capital Corp.'s financial statements.

The supplemental information is the responsibility of Cahn Capital Corp.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Cahn Capital Corp.'s auditor since 2018.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 8, 2023

Cahn Capital Corp.
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Current Assets		
Cash	$	23,250
Current Assets		23,250
Security deposit		6,250
Operating Lease - Right of Use Asset		96,725
Total Assets	$	126,225

LIABILITIES AND STOCKHOLDER EQUITY

Current Liabilities		
Accounts payable and accrued expense	$	874
Corporate tax payable		400
Total Current Liabilities		1,274
Operating Lease Liability		96,725
Total Liabilities		97,999
Commitments and Contingencies (Note 7)		
Stockholder Equity		
Common stock: 200 Shares authorized at $50 par value		
20 shares issued and outstanding		1,000
Additional paid-in capital		231,350
Retained earnings (deficit)		(204,124)
Total Stockholder Equity		28,226
Total Liabilities and Stockholder Equity	$	126,225

See accompanying notes.

Cahn Capital Corp.

STATEMENT OF OPERATIONS

Year Ended December 31, 2022

REVENUES		
Advisory fees	$	241,105
Other income		47,725
		288,830
OPERATING EXPENSES		
Salaries & compensation		146,000
Occupancy		76,050
Insurance		2,553
Professional fees		39,600
Communications		4,816
Regulatory fees		1,801
General & administrative		17,498
		288,318
Net Income	$	512

See accompanying notes.

Cahn Capital Corp.

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

Year Ended December 31, 2022

	Common Shares	Amount	Paid in Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2021	200	$ 1,000	$ 231,350	$ (204,636)	$ 27,714
Net Income				512	512
Balance at December 31, 2022	200	$ 1,000	$ 231,350	$ (204,124)	$ 28,226

See accompanying notes.

Cahn Capital Corp.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	512
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		(588)
Corporate tax payable		400
Net cash provided by operating activities		324
Net increase in cash		324
Cash at Beginning of Year		22,926
Cash at End of Year	$	23,250

Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	350
Cash paid for interest	$	-

See accompanying notes.

1 Organization and Nature of Business

Cahn Capital Corp. (the Company) ia a privately held corporation formed in New York in 1990 for the purpose of conducting business as a securities broker dealer. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA and the Securities Investor Protection Corporation - SIPC.

The Company provides advisory services to corporations looking to raise capital in the form of senior debt, sub-ordinated debt, convertible notes or equity, and in the private placement of securities. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The Company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2022. Cash is held at a financial institution and is insured by the Federal Deposit Insurance Corporation.

(d) Revenue Recognition

Advisory fees and other revenues are recorded in accordance with ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2022.

(e) Income Taxes

The Company has elected to be treated as an S Corporation for federal and state income tax purposes Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholder could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the shareholder and the resulting balances in the shareholders' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2022. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2018.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2022.

(f) Advertising and Marketing

Advertising and marketing costs of $133 are expensed as incurred.

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company had no investments in equity or debt securities at December 31, 2022.

For further discussion of fair value, see “Note 6 Fair Value”

(i) Adoption of New Accounting Pronouncement

During the year ended December 31, 2022, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), ASU 2016-02 Leases using the modified retrospective approach with January 1, 2022 as the date of initial adoption. The Organization elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification and to exclude leases with an initial term of one year or less from its right-of-use asset and lease liability. This standard increases transparency and comparability in financial reporting by requiring financial position recognition of leases and note disclosure of certain information about lease arrangements.

3 Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2022, the Company had net capital of $21,976, which was $16,976 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.0580 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

4 Lease Activity

The Company conducts its operations from facilities that are leased for $6,600 per month per a non-cancellable lease dated September 23, 2019 and option renewed on October 1, 2022. The lease will terminate on March 31, 2024. The Organization elected to use the risk-free rate of return as the discount rate for its leases, unless an interest rate is implicit in the lease agreement. The discount rate used was 4%, which is the risk-free rate of return at the renewal of this lease.

The related asset and liability are identified as operating lease right-of-use assets and operating lease liabilities in the accompanying financial statements. Rent expense for the year ended December 31, 2022 was $76,050.

The maturities of lease liabilities as of December 31, 2022 were as follows:

Year ending December 31	
2023	$79,200
2024	19,800
Total lease payments	99,000
Less interest	(2,275)
Present value of lease payments	$96,725

5 Concentrations and Economic Dependency

The Company's revenues are related to advisory fees as discussed in Note 2 above. There is no assurance of future revenues from such fees.

Three clients accounted for 92.3% of 2022 advisory fees.

The Company maintains its cash at a financial institution in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2022. As of December 31, 2022 there were no cash balances held in any accounts that were not fully insured.

6 Fair Value

Cash, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2022 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2022 or during the year then ended.

8 Related Party Transactions

During the year, the Company reimbursed its sole shareholder $950 for various overhead and travel expenses advanced by him in accordance with its routine practice.

9 Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10 Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022, and through the date February 8, 2023 the date the report was available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2022.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2022

Cahn Capital Corp.

NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
December 31, 2022

Schedule I

NET CAPITAL		
Member Equity	$	28,226
Less Non Allowables		
Security deposit		(6,250)
Total		(6,250)
NET CAPITAL		21,976
Minimum Required Net Capital		5,000
Excess Net Capital	$	16,976
AI/NC Ratio	5.80%	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2022)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	21,976
Net Capital, per above		21,976
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2022.

Cahn Capital Corp.

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

YEAR ENDED December 31, 2022

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Cahn Capital Corp., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Cahn Capital Corp.

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2022

"EXEMPT UNDER 15c3-3(k)(2)(i)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Cahn Capital Corp. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2022 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Shareholder
Cahn Capital Corp.

I have reviewed management's statements, included in the accompanying Exemption report, in which (1) Cahn Capital Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cahn Capital Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) Cahn Capital Corp. stated that Cahn Capital Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Cahn Capital Corp. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cahn Capital Corp. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 8, 2023

Cahn Capital Corp
820 Second Ave – 13C
New York, NY 10017

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

December 31, 2022

Cahn Capital Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 5240.15c3-3 under the following provisions of 17 C.F.R. 5240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Cahn Capital Corp

I, W. Stewart Cahn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

W Stewart Cahn

Title: President / CCO